Exhibit 12.1

CORCEPT THERAPEUTICS INCORPORATED

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

Ratio of Earnings to Fixed Charges(1)

Our ratios of earnings to fixed charges for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 were as follows:

	Year Ended December 31,
	2012		2013		2014		2015		2016
EARNINGS:
Net income (loss)	$(38,048)		$(46,011)		$(31,383)		$(6,408)		$8,140
Plus fixed charges (see below)	1,790		4,544		3,861		3,051		2,195

Total earnings (loss) to cover fixed charges	(36,258)		(41,467)		(27,522)		(3,357)		10,335
FIXED CHARGES:
Interest on Biopharma Financing Agreement	1,680		4,410		3,678		2,848		1,929
Interest portion of rental expense	110		134		183		203		266

Total fixed charges	1,790		4,544		3,861		3,051		2,195

EARNINGS (DEFICIENCY) TO COVER FIXED CHARGES	$(38,048	)(2)	$(46,011	)(2)	$(31,383	)(2)	$(6,408	)(2)	$8,140

(1)	Ratios of earnings to fixed charges are computed by dividing earnings by fixed charges. For this purpose, earnings consist of net income (loss) before fixed charges. Fixed charges consist of interest on capital leases, interest accretion related to our Financing Agreement with Biopharma Secured Debt Fund II Sub, S.àr.l (Biopharma), which was initiated in August 2012, and interest embedded in the rent paid on operating leases.
(2)	For the years ended December 31 2015, 2014, 2013 and 2012, earnings were inadequate to cover fixed charges.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.